Exhibit 99.1

The State of Rio de Janeiro and Gerdau announce investments of R$ 2.47 billion in the state

Expansion of the Gerdau unit in Rio de Janeiro

will create 550 direct jobs and 3,000 indirect jobs

Today, March 2, Sérgio Cabral Filho, the Governor of Rio de Janeiro, and Jorge Gerdau Johannpeter, the Chairman of the Board of Directors of Gerdau, met at the governor’s official office at Palácio Guanabara to announce the investment of R$ 2.47 billion to expand the steel and rolled production at the company’s Cosigua mill located in the Industrial District of Santa Cruz. The unit’s steel production capacity will be expanded by 50% to reach 1.8 million tonnes per year. A new wire rod and rebar rolling mill with annual installed capacity of 1.1 million tonnes will also be installed, in two stages. The investments, which comply with the most stringent environmental standards, also include the installation of all infrastructure required for expanding the industrial unit.

“We are investing in Rio de Janeiro to meet the future growth in steel demand in Brazil that will be fueled by the growth in the country’s economy and by its hosting of the 2014 World Cup and the 2016 Olympic Games, which involve not only the construction and renovation of sport complexes, but also the expansion of the aviation, hotel, energy and telecommunications infrastructure,” said Jorge Gerdau Johannpeter, the Chairman of the Company’s Board of Directors.

“Rio de Janeiro is experiencing a unique moment. We are attracting new companies and driving the state’s economic growth. Despite the global economic crisis, last year the state set a record for the number of new companies opened, with a total of 41,986 new companies created, compared with 26,261 in 2007. The state also set a new record for formal employment in 2010, with 190,000 new jobs created in the formal sector. The modernization of management practices has also led to a recovery in the state’s tax receipts. It is in this context that Gerdau announces important investments in our state, which will expand production, create jobs and contribute to the social and economic development of the state of Rio de Janeiro,” said Governor Sérgio Cabral Filho.

Once the investments have been concluded, a total of 550 direct, permanent jobs will have been created, along with 3,000 indirect jobs. Moreover, at the peak of construction in 2012, nearly 1,700 temporary jobs will have been created.

The timetable for the unit’s expansion will be divided into two phases: the first covering the period 2011-2013 and the second covering the period 2014-2016. The first phase will involve expanding production capacity at the melt shop, which will begin operating in 2012, and the startup of the new wire rod and rebar rolling mill in 2013, with initial installed capacity of 600,000 tonnes per year. During this phase, Gerdau will also install a new rebar fabricating facility serving the construction industry and a Comercial Gerdau unit dedicated to commercial operations for selling steel products.

In phase 2, from 2014 to 2016, the rolling mill will begin operating with annual installed capacity of 1.1 million tonnes. By the end of the period, the rolling capacity of the Cosigua mill will have reached 2.6 million tonnes.

The investment program will also include expanding the mill’s dedusting system, which efficiently captures the solid particles generated by the steel making process, and the industrial water treatment and recirculation system. The mill currently has a total of 3,200 filters in its dedusting system, which is five times more efficient than required by Brazilian regulations. With the mill’s expansion, the equipment’s installed capacity will increase from 1.5 million cubic meters per hour to 2.4 million. Moreover, 98% of the water used at the mill is treated internally and reused, while the remaining 2% evaporates during the industrial process. The special care given to the soil is demonstrated by the extensive effort made in managing the final destination of co-products for use in other industrial segments, or in the steel industry itself, which minimizes any environmental impacts. Today, nearly 80% of solid waste is transformed into co-products.

About Gerdau

Gerdau is the leading producer of long steel in the Americas and one of the largest suppliers of long steel in the world. It has over 40,000 employees and an industrial presence in 14 countries, with operations in the Americas, Europe and Asia, for combined annual installed production capacity of more than 25 million tonnes of steel. Gerdau is the largest recycler in Latin America and the world, transforming millions of tonnes of scrap into steel each year. With nearly 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

Rio de Janeiro, March 2, 2011.

Osvaldo Burgos Schirmer

Executive Vice-President

Investor Relations Officer